600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

March 7, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Corpus Christi Holdings, LLC
Registration Statement on Form S-4.

Ladies and Gentlemen:

On behalf of Cheniere Corpus Christi Holdings, LLC (the “Issuer”), we transmit herewith for filing in accordance with the Securities Act of 1933, as amended, the Issuer’s Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”).

The securities covered by the Registration Statement will be issued in exchange offers to be conducted by the Issuer. Attached is a letter from the Issuer indicating its reliance on the no-action letters issued to Exxon Capital Holdings Corporation (publicly available May 13, 1988), Morgan Stanley & Co. Incorporated (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993).

Please address any comments or questions regarding this filing to George J. Vlahakos (713-220-4351) at Andrews Kurth Kenyon LLP.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

Enclosure

ANDREWS KURTH KENYON LLP

Austin     Beijing     Dallas     Dubai     Houston     London     New York     Research Triangle Park     Silicon Valley     The Woodlands     Washington, DC

Cheniere Corpus Christi Holdings, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

March 7, 2017

VIA EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cheniere Corpus Christi Holdings, LLC Exchange Offers.

Ladies and Gentlemen:

In connection with the offer (the “2024 Notes Exchange Offer”) being made by Cheniere Corpus Christi Holdings, LLC (the “Issuer”) to issue registered 7.000% Senior Secured Notes due 2024 (the “New 2024 Notes”) in exchange for its outstanding 7.000% Senior Secured Notes due 2024 (the “Old 2024 Notes”), and the Issuer’s offer (the “2025 Notes Exchange Offer”) to issue registered 5.875% Senior Secured Notes due 2025 (the “New 2025 Notes” and together with the New 2024 Notes, the “New Notes”) in exchange for its outstanding 5.875% Senior Secured Notes due 2025 (the “Old 2025 Notes” and together with the Old 2024 Notes, the “Old Notes”), in each case, pursuant to the applicable prospectus contained in Amendment No. 1 to the Issuer’s Registration Statement on Form S-4 filed today with the Securities and Exchange Commission (the “SEC”) and the related letter of transmittal, this letter confirms the following:

(1) The Issuer is registering each of the 2024 Notes Exchange Offer and the 2025 Notes Exchange Offer (collectively, the “Exchange Offers”) in reliance upon the position of the Staff of the SEC set forth in the no-action letters issued to: (i) Exxon Capital Holdings Corporation (available May 13, 1988); (ii) Morgan Stanley & Co. Incorporated (available June 5, 1991) and (iii) Shearman & Sterling (available July 2, 1993) (collectively, the “No-Action Letters”).

(2) The Issuer has not entered into any arrangement or understanding with any person to distribute any of the New Notes to be issued pursuant to the Exchange Offers in exchange for Old Notes, and, to the best of the Issuer’s information and belief, each person participating in each of the Exchange Offers is acquiring New Notes in the ordinary course of its business, is not participating in, and has no arrangement or understanding with any person to participate in, the distribution of any New Notes to be received in either of the Exchange Offers, is not an “affiliate” of the Issuer within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), and did not purchase any Old Notes to be exchanged for New Notes directly from the Issuer to resell pursuant to Rule 144A under the Securities Act or another exemption under the Securities Act. In addition, to the best of the Issuer’s information and belief, each person participating in either of the Exchange Offers who is not a broker-dealer is not engaged in and does not intend to engage in a distribution of any New Notes. In this regard, the Issuer will make each person participating in either of the Exchange Offers aware that if such person is participating in such Exchange Offer with the intention of participating in any manner in a distribution of any New Notes, such person (i) could not rely on the Staff position set forth in the No-Action Letters or interpretative letters to similar effect and (ii) must be identified as an underwriter in the prospectus and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. The Issuer acknowledges that such a secondary resale for the purpose of distributing New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Securities and Exchange Commission

March 7, 2017

(3) A broker-dealer may participate in an Exchange Offer with respect to Old Notes acquired for its own account as a result of market-making or other trading activities, provided that the broker-dealer has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute New Notes, and the Issuer (i) will make each person participating in an Exchange Offer aware (through the Prospectus for such Exchange Offer) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making or other trading activities, and who receives New Notes in exchange for such Old Notes, pursuant to such Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in such Exchange Offer a provision stating that if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes. However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

(4) The transmittal letters to be executed by the exchange offeree in order to participate in either of the Exchange Offers include a representation to the effect that by accepting such Exchange Offer, the exchange offeree represents that it is not engaged in, and does not intend to engage in, a distribution of New Notes issued in such Exchange Offer.

Sincerely, CHENIERE CORPUS CHRISTI HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Name:	Michael J. Wortley
Title:	Chief Financial Officer